THE SECURITIES ARE BEING OFFERED UNDER SECTION 4(A)(6) OF AND REGULATION CROWDFUNDING UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

TRUTH AND TREASON, LLC

SUBSCRIPTION AGREEMENT

The undersigned ("Investor") understands that Truth and Treason, LLC, a Utah limited liability company ("Company"), is offering to both accredited and non-accredited investors up to $5,000,000 of the Company's Non-Development Preferred Units ("Securities") in a Regulation Crowdfunding offering (the "Offering"). The Offering is being made under a Form C dated as of October 25, 2022, as the same may be amended from time to time ("Form C"), and the Offering Statement, which is included therein (the "Offering Statement"). Investor further understands that the Offering is being made under Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act and without registration of the Securities under the Act. The Company is offering the Securities to prospective investors through the VAS Portal, LLC crowdfunding portal (d/b/a "Angel Funding"; known hereafter as the "Portal"). The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 5.0% of gross proceeds from the Offering and will issue Securities to it in a number equal to 5.0% of the gross proceeds from the Offering divided by $1.00. Investors should carefully review the Form C and accompanying Offering Statement.

1.   Subscription Agreement. Subject to the terms of this Subscription Agreement (the "Agreement") and the provisions of the Form C and related Offering Statement, Investor subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4. Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Agreement and the Company's Operating Agreement. Upon the Company's acceptance of the subscription evidenced by this Agreement, Investor will become a party to that certain operating agreement of the Company dated as of September 7, 2022, as the same may be amended from time to time ("Operating Agreement"), as a Member (as defined in the Operating Agreement). The Company has provided Investor a copy of the Operating Agreement.

2.   Acceptance of Subscription and Issuance of Securities. The Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason or for no reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Investor. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place electronically by the exchange of documents as of the date the Company signs this Agreement. As of the Closing, Investor's representations and warranties set forth in Section 6 below shall be true and correct in all material respects.

4.   Payment for Securities. Payment for the Securities shall be made on the date of this Agreement, in the amount as set forth on the signature page hereto. Investor shall deliver payment for the

aggregate purchase price of the Securities in accordance with the online payment process established by the Portal.

     5.   <u>Termination</u>. The Company may terminate this Agreement after the Closing if:

     (a)   the Investor's payment is subjected to a chargeback.

     (b)   the Investor fails the Portal's KYC/AML verification.

     (c)   the aggregate of all subscriptions in the Offering fall below $500,000.

     6.   <u>Representations and Warranties of Investor</u>. Investor hereby represents and warrants to and covenants with the Company:

     (a)   Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Agreement and the Operating Agreement and to perform all the obligations required to be performed by Investor, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

     (b)   Investor is domiciled in (and is not a transient or temporary resident of) the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

     (c)   The Investor is a citizen of the United States of America.

     (d)   The Investor is at least eighteen (18) years of age.

     (e)   Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchase, and the Company shall have no responsibility therefor.

     (f)   Including the amount set forth on the signature page hereto, in the past 12-month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

     (g)   Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, Investor has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Securities.

     (h)   Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement and in this Agreement. Investor represents that it is able to bear the economic risk of this investment and can afford any and all loss associated with an investment in the Securities; that it has sufficient liquid assets to pay the full purchase price for the Securities; and that it has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of Investor's investment in the Company.

     (i)   Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities.

     (j)   Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal, or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Securities. Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

(k)   Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(l)   Investor understands that, unless Investor notifies the Company in writing to the contrary at or before the Closing, each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

(m)   Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to Investor.

(n)   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(o)   Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company, and Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for Investor.

(p)   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(q)   Investor understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r)   Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(s)   Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the SEC provide in substance that Investor may dispose of the Securities only under an effective registration statement under the Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales under the Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, Investor understands Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(t)   Investor agrees Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except under Section 227.501 of Regulation Crowdfunding.

7.   HIGH RISK INVESTMENT. **INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK.** Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) Investor has been advised to consult with his own advisor regarding legal matters and tax consequences relating to this investment.

8.   Company Representations. Investor understands that upon issuance to Investor of any Securities, the Company will be deemed to have made following representations and warranties to Investor as of the date of such issuance:

(a)   Limited Liability Company Power. The Company has been duly formed as a limited liability company under the laws of the State of Utah and, has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Securities to Investor pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, the Form C and the Offering Statement, will be validly issued, fully paid and nonassessable.

9. _Voting Rights_. Investor acknowledges that the Securities being acquired have no voting rights and that major company actions may be taken without the vote of the holders of the Securities.

10. _Indemnification_. Investor agrees to indemnify and hold harmless the Company and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of Investor's breach of any of Investor's representations and warranties contained herein.

11. _Market Stand-Off_. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Act, Investor (including any successor or assign) shall not sell or otherwise transfer any Securities or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. _Waiver, Amendment_. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

13. _Assignability_. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Investor without the prior written consent of the other party.

14. _Waiver of Jury Trial_. INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

15. _Submission to Jurisdiction_. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Investor ("Proceedings"), Investor irrevocably submits to the jurisdiction of the federal or state courts located in Utah which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. _Governing Law_. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah, without regard to conflict of law principles thereof.

17. _Headings_. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

18. _Counterparts_. This Agreement may be executed in multiple counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

19. _Notices_. All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses given to Portal (or such other address as either party shall have specified by notice in writing to the other).

20. <u>Binding Effect</u>. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21. <u>Survival</u>. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Investor and (iii) the death or disability of Investor.

22. <u>Notification of Changes</u>. Investor covenants and agrees to notify the Company upon the occurrence of any event prior to the Closing, which would cause any representation, warranty, or covenant of Investor contained in this Agreement to be false or incorrect.

23. <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of_____.

Number of Units: _____

Aggregate Purchase Price: _____

COMPANY:

.

.

Name: _____

Title: _____

SUBSCRIBER:

Read and Approved (For IRA Use Only):

_____

By: _____

By:

_____

Name:

_____

Title:

_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited